UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Playa Hotels & Resorts N.V.
(Name of Issuer)
Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
N70544106
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Exhibit Index Found on Page 22

Page 1 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Cabana Investors B.V.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,332,027[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,332,027[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,332,027[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions) CO

1This number includes 561,753 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 2 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Playa Four Pack, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,872,518[2]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,872,518[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,518[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

2This number includes 35,862 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 3 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

3This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 4 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[4]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

4This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 5 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

5This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 6 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[6]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

6This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 7 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS David T. Kim
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[7]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

7This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 8 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[8]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

8 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 9 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[9]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

9 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 10 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Ravi K. Paidipaty
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[10]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

10 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 11 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[11]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

11 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 12 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[12]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

12 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 13 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS William Seybold
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[13]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

13 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 14 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[14]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

14 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 15 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS John R. Warren
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[15]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

15 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 16 of 22 Pages

13D
CUSIP No. N70544106

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of 31,204,545 ordinary shares (including 597,615 ordinary shares issuable upon the exercise of certain warrants), which is 28.1% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,204,545[16]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,204,545[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,204,545[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

16 This number includes 597,615 ordinary shares issuable upon the exercise of Company Earnout Warrants.  See Item 5.
Page 17 of 22 Pages

This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D initially filed on March 22, 2017, as amended and supplemented by Amendment No. 1 thereto filed on May 25, 2017 and Amendment No. 2 thereto filed on June 27, 2017 (as so amended and supplemented, the "Prior Schedule 13D" and, as amended and supplemented by this Amendment, this "Schedule 13D").  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Item 2. Identity and Background

This Amendment restates Item 2(a) of the Prior Schedule 13D in its entirety as follows:

(a) This statement is filed by the entities and persons listed in items (i) through (iv) below, all of whom together are referred to herein as the "Reporting Persons."

The Farallon SPVs
(i)
Cabana Investors B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) ("Cabana"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Earnout Warrants; and

(ii)
Playa Four Pack, L.L.C., a Delaware limited liability company ("Four Pack"), with respect to the Ordinary Shares held by it and the Ordinary Shares it has the right to acquire upon the exercise of Company Earnout Warrants.

Cabana and Four Pack are together referred to herein as the "Farallon SPVs."
The sole owner of Cabana is Coöperatieve Cabana U.A. ("CCUA").  The members of CCUA are Farallon Capital Partners, L.P. ("FCP"), Farallon Capital Institutional Partners, L.P. ("FCIP"), Farallon Capital Institutional Partners II, L.P. ("FCIP II"), Farallon Capital Institutional Partners III, L.P. ("FCIP III") and Farallon Capital Offshore Investors II, L.P. ("FCOI II") (collectively, as such members of CCUA as the sole owner of Cabana, the "Farallon Cabana Funds").
The members of Four Pack are FCP, FCIP and FCIP III (collectively, as such members of Four Pack, the "Farallon Four Pack Funds").
FCP, FCIP, FCIP II, FCIP III and FCOI II are together referred to herein as the "Farallon Funds."
The Farallon General Partner
(iii)
Farallon Partners, L.L.C., a Delaware limited liability company (the "Farallon General Partner"), which is the general partner of each of the Farallon Funds, with respect to the Ordinary Shares indirectly held by the Farallon Cabana Funds and the Ordinary Shares the Farallon Cabana Funds have the indirect right to acquire upon the exercise of Company Earnout Warrants, in each case as the members of CCUA as the sole owner of Cabana; and with respect to the Ordinary Shares indirectly held by the Farallon Four Pack Funds and the Ordinary Shares

Page 18 of 22 Pages

        the Farallon Four Pack Funds have the indirect right to acquire upon the exercise of Company Earnout Warrants, in each case as the members of Four Pack.
The Farallon Individual Reporting Persons
(iv)
The following persons, each of whom is a managing member or senior managing member, as the case may be, of  the Farallon General Partner, with respect to the Ordinary Shares held by the Farallon SPVs and the Ordinary Shares the Farallon SPVs have the right to acquire upon the exercise of Company Earnout Warrants: Philip D. Dreyfuss ("Dreyfuss"); Michael B. Fisch ("Fisch"); Richard B. Fried ("Fried"); David T. Kim ("Kim"); Monica R. Landry ("Landry"); Michael G. Linn ("Linn"); Ravi K. Paidipaty ("Paidipaty"); Rajiv A. Patel ("Patel"); Thomas G. Roberts, Jr. ("Roberts");William Seybold ("Seybold"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Paidipaty, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Item 5. Interest in Securities of the Issuer
This Amendment amends and restates Item 5 (a) – (e) of the Prior Schedule 13D with respect to the caption titled "The Farallon SPVs," as follows:

The Farallon SPVs
(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon SPV is incorporated herein by reference for each such Farallon SPV.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 110,305,064 Ordinary Shares outstanding as of November 7, 2017, as reported by the Company in its Current Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2017, and assumes the exercise by the Farallon SPVs of all Company Earnout Warrants currently held by them for a total of 597,615 Ordinary Shares.

(c)	None.
(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Ordinary Shares held by the Farallon SPVs and acquirable by the Farallon SPVs upon the exercise of Company Earnout Warrants as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Prior Schedule 13D by adding the following disclosure at the end thereof:

Director Resignation and Appointment
Page 19 of 22 Pages

As disclosed by the Company in its Current Report on Form 8-K filed with the SEC on December 1, 2017, on November 30, 3017 Stephen L. Millham resigned as a non-executive director of the Company and Richard B. Fried was appointed by the Board as an interim non-executive director of the Company, in each case effective as of December 31, 2017.  Mr. Fried is a managing member of the Farallon General Partner.

The Farallon SPVs designated Mr. Fried for such appointment to the Board as a Cabana Director pursuant to the terms of the Shareholder Agreement, effective upon Mr. Millham's resignation from the Board.  The Reporting Persons expect that the Board, pursuant to the terms of the Shareholder Agreement, will nominate Mr. Fried for election to the Board by the Company's shareholders at the Company's 2018 annual general meeting of shareholders.

Page 20 of 22 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  December 4, 2017

/s/ Michael B. Fisch
CABANA INVESTORS B.V.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
PLAYA FOUR PACK, L.L.C.
By Michael B. Fisch, Authorized Signatory

/s/ Michael B. Fisch
FARALLON PARTNERS, L.L.C.
By Michael B. Fisch, Managing Member

/s/ Michael B. Fisch
Michael B. Fisch, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Richard B. Fried, David T. Kim, Monica R. Landry, Michael G. Linn, Ravi K. Paidipaty, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fried, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Fisch to sign and file this Schedule 13D on his or her behalf, which were filed as exhibits to the Schedule 13D filed with the SEC on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated herein by reference.  The Powers of Attorney executed by each of Dreyfuss, Paidipaty and Seybold authorizing Fisch to sign and file this Schedule 13D on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated herein by reference.
Page 21 of 22 Pages

EXHIBIT INDEX

1.
Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated March 21, 2017 (filed as Exhibit 1 to the Reporting Persons' Schedule 13D with respect to the Ordinary Shares of the Company filed with the SEC on March 22, 2017).

2.
Form of Company Founder Warrants Agreement, dated as of March 11, 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

3.
Warrant Agreement, dated as of March 10, 2017, by and among the Company, Computershare, Inc. and Computershare Trust Company N.A. (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

4.
Form of Company Earnout Warrants Agreement, effective as of March 11. 2017, by and between the Company and each of the respective Farallon SPVs (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

5.
Form of Registration Rights Agreement, dated as of March 10, 2017, by and among the Company and the Holders identified therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

6.
Form of Shareholder Agreement, dated as of March 10, 2017, by and among the Company, TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2017).

7.
Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, HI Holdings Playa B.V., Cabana Investors B.V., Playa Four Pack, L.L.C. and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 22, 2017).

Page 22 of 22 Pages